

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

<u>Via Email</u>

Marc H. Bell
Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway, Suite 200
Boca Raton, FL 33487

> **Re:** **FriendFinder Networks Inc.**
> **Amendment No. 13 to Registration Statement on Form S-1**
> **Filed April 19, 2011**
> **Amendment No. 14 to Registration Statement on Form S-1**
> **Filed April 27, 2011**
> **File No. 333-156414**

Dear Mr. Bell:

We have reviewed the above-captioned filings and your response letter dated April 19, 2011, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated April 13, 2011.

Amendment No. 14 to Registration Statement on Form S-1

Outside Front Cover Page of Prospectus

1. Please revise to quantify the number of shares of common stock underlying your warrants, Series A Convertible Preferred Stock, Non-Cash Pay Second Lien Notes, 2008 Stock Option Plan, and 2009 Restricted Stock Plan, as of completion of the offering. Make a similar revision to your prospectus summary.

Recent Developments, page 12

2. If financial statements for the most recent quarterly period are available or become available prior to the effective date of the registration statement, they must be included in the filing.

Capitalization, page 43

3. Please provide us with your calculation of the $14.3 million contingent embedded beneficial conversion feature contained in the Non-Cash Pay Second Lien Notes that is presented as a pro forma adjustment. Please provide this calculation for the beneficial

conversion feature calculated for the Non-Cash Pay Second Lien Notes exchanged for the (1) Subordinated Convertible Notes and (2) Subordinated Term Notes. Additionally, please clarify if the $10.3 million beneficial conversion feature referenced in your response to prior comment 30 represents the increase in the fair value of the embedded conversion option, given that the conversion option for the Subordinated Convertible Notes was removed on October 8, 2009 (see ASC 470-50-15).

Selected Consolidated Financial Data, page 46

4.   We note that you removed footnote (3) as previously presented in Amendment 12, which reported pro forma earnings per share. Please revise to add back this disclosure and complete it using your current IPO price range information. Alternatively, tell why you believe you no longer need to present it.

Executive Compensation, page 104

Compensation Discussion and Analysis, page 104

Summary Compensation Table, page 114

5.   Please revise the summary compensation table to provide footnote disclosure consistent with your response to prior comment 23.

Principal Stockholders, page 122

6.   We reissue prior comments 24 and 25. Please provide a more detailed legal analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement. In addition, revise as necessary to disclose who has voting and/or investment power over each disclaimed interest.

Certain Relationships and Related Person Transactions, page 126

7.   We note your response to prior comment 26. Please revise the last sentence of the first paragraph to provide support for your conclusion that the related party transactions were made on terms no less favorable to you than would have been given to a third party. In the alternative, delete such statement.

Exchange for New First Lien Notes and Cash Pay Second Lien Notes, page 133

8.   Please revise this section and the immediately following section to provide a more detailed discussion of the negotiations over the exchange rates. See Item 404(a)(6) of Regulation S-K.

Consolidated Financial Statements

Note Q. Contingencies, page F-34

9.   Your response to prior comment 32 indicates that management believes the evidence discovered to this point in the Broadstream litigation does not support recovery in excess of $13 million. In addition, we note your current disclosure, which states that you do not believe you will be required to pay in excess of $13.0 million to Broadstream. Please clarify whether such assertions are based on management's determination of the likelihood of the outcome using a "probable," "reasonably possible," or "remote" measurement. In this regard, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosure complies with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me, at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Bradley Houser, Esq.
        Akerman Senterfitt